SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

CERTIFICATE OF THE MINUTES OF THE 269TH

ORDINARY MEETING OF THE BOARD OF DIRECTORS

I certify, for all intents and purposes, that on December 10, 2025, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, the undersigned members of the Board of Directors met to decide on the matters set forth on the agenda of this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone and invited me, Karine Satie Yoshioka, to act as secretary for the meeting.

Among other matters, the Board of Directors decided on:

01. PROPOSAL FOR EXTRAORDINARY DIVIDENDS - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by his team, presented a proposal for the distribution of proceeds in the form of dividends in the amount of R$1,350,000,000.00 (one billion, three hundred and fifty million reais), from the profit reserve, to be credited to shareholders with a shareholding position as of December 30, 2025 (record date), respecting trades made up to and including that date. As a result, as from January 02, 2026, inclusive, the Company's ordinary shares will be traded "ex-provento". The payment date shall be no later than June 30, 2026, and the amount per share shall be disclosed to the market in due course, through the Company's official communication channels. The amounts will be imputed to the 2025 dividend, in accordance with the criteria established in the Company's Dividend Policy. After taking note of and analyzing the issue, and considering the favorable recommendation of the Board of Directors, issued at its 2653rd Meeting, on December 05, 2025, the Board of Directors unanimously decided to approve the proposal for the distribution of dividends, in accordance with the Dividend Policy and under the terms of art. 30, item XXII and art. 87, §1 of the Company's Bylaws, as recorded in the documents made available, which are kept by the Department of Secretariat. -------------

02. CORPORATE GUARANTEES FOR THE 11TH ISSUE OF DEBENTURES BY COPEL DISTRIBUIÇÃO S.A. AND THE 11TH ISSUE OF DEBENTURES BY COPEL GERAÇÃO E TRANSMISSÃO S.A. - RELATED PARTIES - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by his team, informed that, in view of the need to raise funds exclusively for future payments related to investments or reimbursement of investments in improvement, renovation, reinforcement or expansion of electric power distribution assets in one or more of the projects to be indicated in Copel Distribuição Deed of Issue and Copel Transmissão Deed of Issue (as defined below), (i) Copel Distribuição S.A. ("Copel Distribuição") will issue its 11th (eleventh) issue of simple debentures, not convertible into shares, with an additional fiduciary guarantee and (ii) Copel Geração e Transmissão S.A. ("Copel Transmissão") will issue its 11th (eleventh) issue of simple debentures, not convertible into shares, with an additional fiduciary guarantee. To this end, he reported that, in October 2025, work began on hiring a bank to structure the operations, consulting accredited financial institutions for such structuring. He explained that, after formal and direct negotiations, the winning proposal was that submitted by certain institutions that are members of the securities distribution system to be indicated in the Copel Distribuição Distribution Agreement and the Copel Transmissão Distribution Agreement, in a syndicate ("Coordinators"), to carry out coordination, structuring and public distribution, under a firm placement guarantee, in favor of Copel Distribuição and Copel Transmissão, of simple debentures, not

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

convertible into shares, of the unsecured type, with additional fiduciary guarantee of the Company, in a single series, under the automatic registration procedure, in the local capital market, in accordance with the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), and other applicable laws and regulations. In this context, it is necessary, in accordance with the conditions requested to carry out the issue, 1. Authorization for the granting of a corporate fiduciary guarantee, within the scope of the 11th (eleventh) issue of simple debentures, not convertible into shares, of the unsecured type, with additional fiduciary guarantee, in a single series, for public distribution, under the automatic registration procedure of Copel Distribuição S.A. Examination, discussion and voting on the proposal to provide the Copel Distribuição Guarantee (as defined below), with the express waiver of the benefits of order, rights and faculties of exoneration of any nature provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and their items and 839, all of Law No. 10.406, of January 10, 2002, as amended ("Civil Code"), and articles 130, 131 and 794 of Law No. 13,105, of March 16, 2015, as amended ("Code of Civil Procedure"), within the scope of the 11th (eleventh) issue of simple debentures, not convertible into shares, of the unsecured type, with additional fiduciary guarantee, in a single series, of Copel Distribuição, in the total amount of R$2,000,000,000.00 (two billion reais), pursuant to article 52 et seq. of Law No. 6404, of December 15, 1976, as amended, and Law No. 12.431, of June 24, 2011, as amended ("Copel Distribuição Issue", "Copel Distribuição Debentures" and "Brazilian Corporate Law", respectively), for public distribution, under the automatic registration procedure, under the firm placement guarantee regime, pursuant to Law No. 6.385, of December 7, 1976, as amended ("Capital Markets Law"), CVM Resolution 160 and other applicable legal provisions and regulations ("Copel Distribuição Offering"), the terms and conditions of which will be described in the "Private Instrument of Deed of the Eleventh (11th) Issue of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, with Additional Fidejussory Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Copel Distribuição S.A." to be entered into between Copel Distribuição, the Company, and the fiduciary agent of the Issue, as representative of the debenture holders ("Copel Distribuição Deed of Issue"). Two million (2,000,000) Copel Distribuição Debentures will be issued, all with a nominal unit value of one thousand reais (R$1,000.00). Copel Distribuição Debentures may not be split up and will grant their holders the same rights. Copel Distribuição Debentures will have a term of 12 (twelve) years from the date of issue (to be defined in the Copel Distribuição Deed of Issue), maturing, therefore, on the date to be defined in the Copel Distribuição Deed of Issue, will be monetarily restated by the accumulated variation of the Broad National Consumer Price Index ("IPCA"), and will be entitled to interest corresponding to the highest rate between: (i) the internal rate of return of the IPCA+ Treasury with semi-annual interest (current denomination of the former National Treasury Note, B series - NTN-B), maturing in 2035 to be specified in the Copel Distribuição Deed of Issue, based on the indicative quotation published by ANBIMA and on its website (http://www.anbima.com.br) and as calculated on the Business Day of the Bookbuilding Procedure, exponentially decreased by a spread of 0.50% (fifty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days; or (ii) 6.80% (six integers and eighty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, according to the formula to be established in the Copel Distribuição Deed of Issue ("Copel Distribuição Remuneration"). 2. Authorization for the granting of a corporate fiduciary guarantee, within the scope of the 11th (eleventh) issue of simple debentures, not convertible

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, for public distribution, under the automatic registration procedure of Copel Geração e Transmissão S.A. Examination, discussion and voting on the proposal to provide the Copel Transmissão Guarantee (as defined below), with the express waiver of the benefits of order, rights and faculties of exoneration of any nature provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and its items and 839, all of the Civil Code, and articles 130, 131 and 794 of the Code of Civil Procedure, within the scope of the 11th (eleventh) issue of simple debentures, not convertible into shares, of the unsecured type, with additional fiduciary guarantee, in a single series, of Copel Transmissão, in the total amount of R$1,200,000,000.00 (one billion, two hundred million reais), pursuant to article 52 et seq. of the Brazilian Corporate Law, as amended ((i) "Copel Transmissão Issue" and, when combined with the Copel Distribuição Issue, "Issues" and (ii) "Copel Transmissão Debentures" and, when combined with the Copel Distribuição Debentures, "Debentures", respectively), for public distribution, under the automatic registration procedure, under the firm placement guarantee regime, pursuant to the Capital Markets Law, CVM Resolution 160 and other applicable legal provisions and regulations ("Copel Transmissão Offering" and, when together with Copel Distribution Offering, "Offerings"), the terms and conditions of which will be described in the "Private Instrument of Deed of the 11th (Eleventh) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Fidejussory Guarantee, in a Single Series, for Public Distribution, under the Automatic Registration Rite, of Copel Geração e Transmissão S.A." to be entered into between Copel Transmissão, the Company, and the fiduciary agent of the Issue, as representative of the debenture holders ("Copel Transmissão Issue Deed"). 1,200,000 (one million, two hundred thousand) Copel Transmissão Debentures will be issued, all with a nominal unit value of R$1,000.00 (one thousand reais). Copel Transmissão Debentures may not be split up and will grant their holders the same rights. Copel Transmissão Debentures will have a term of 12 (twelve) years from the date of issue (to be defined in the Copel Transmissão Deed of Issue), maturing, therefore, on the date to be defined in the Copel Transmissão Deed of Issue, will be monetarily restated by the accumulated variation of the IPCA, and will be entitled to interest corresponding to the highest rate between: (i) the internal rate of return of the IPCA+ Treasury with semi-annual interest (current denomination of the former National Treasury Note, series B - NTN-B), maturing in 2035, to be specified in the Copel Transmissão Deed of Issue, based on the indicative quotation published by ANBIMA on its website (http://www.anbima.com.br) and as calculated on the Business Day of the Bookbuilding Procedure, exponentially decreased by a spread of 0.50% (fifty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days; or (ii) 6.80% (six integers and eighty hundredths percent) per year, based on 252 (two hundred and fifty-two) Business Days, according to the formula to be provided for in the Copel Transmissão Deed of Issue ("Copel Transmissão Remuneration"). 3. Delegation of powers to the Company's Executive Board and attorneys-in-fact. Authorization to the Company's Executive Board, or its attorneys-in-fact, to execute all documents and any amendments thereto, as applicable, and to perform all acts necessary for the granting of the Guarantees (as defined below) within the scope of the Issues and the Offers, including, but not limited to, (i) negotiating, and performing all acts and executing the Copel Distribuição Deed of Issue, the Copel Transmissão Deed of Issue, the "Coordination, Placement and Public Distribution Agreement, under the Firm Placement Guarantee Regime, of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, with Additional Fidejussory Guarantee, in a Single Series, for Public Distribution, Under the Automatic Registration Rite, of the

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

11th Issue of Copel Distribuição S.A." ("Copel Distribuição Distribution Agreement") and the "Coordination, Placement and Public Distribution Agreement, under the Firm Placement Guarantee Regime, of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, with Additional Fidejussory Guarantee, in a Single Series, for Public Distribution, Under the Automatic Registration Rite, of the 11th Issue of Copel Geração e Transmissão S.A." ("Copel Transmissão Distribution Agreement"), to be entered into with the Managers, and may also enter into any amendments to the Copel Distribuição Deed of Issue, Copel Transmissão Deed of Issue, Copel Distribuição Distribution Agreement and Copel Transmissão Distribution Agreement, in order to reflect the result of the process of collecting investment intentions for the Offers, and any other documents or amendments related to the Issues, including the hiring of other service providers necessary for the viability of the Issues and the Offers, to be established in the Copel Distribuição Deed of Issue and the Copel Transmissão Deed of Issue, including, without limitation, the bookkeeper, the liquidating bank, the risk rating agency, the fiduciary agent of the Issues, the Debenture trading system in the secondary market, the legal advisors, B3 S.A. - Brasil, Bolsa, Balcão - Balcão B3 ("B3"), among others, and (ii) to ratify all acts already carried out by the Company, represented by its officers and/or attorneys-in-fact, related to the above resolutions. The members of the Statutory Audit Committee ("CAE") were then heard, and noted that they had analyzed the matter at their 322nd Meeting, on December 09, 2025, and recommended that this Board approve it. After analyzing the matter and the documentation made available, which is under the custody of the Department of Secretariat, considering the favorable recommendation of Copel (Holding) Executive Board, at its 2653rd Meeting, of December 05, 2025, and of the Statutory Audit Committee, as recorded above, the Board of Directors of Companhia Paranaense de Energia - Copel, under the terms of the Policy on Transactions with Related Parties and Conflicts of Interest - NPC 0106, resolved, by unanimous vote, without reservations, subject to the corporate approval of the 11th Issue of Debentures Copel Distribuição, the corporate approval of the 11th Issue of Debentures Copel Transmissão and the realization of the Offers by Copel Distribuição S.A. and Copel Copel Geração e Transmissão S.A.: i. to approve the provision of a fidejussory guarantee, in the form of a surety bond, under the terms of articles 818 et seq. of the Civil Code, as joint and several debtor and principal payer of all obligations, principal and accessory, present and future, arising from Copel Distribuição Debentures, including any amounts due under the terms to be provided for in the Copel Distribuição Deed of Issue, which includes the payment of the nominal unit value of the Copel Distribuição Debentures or the balance of the nominal unit value of the Copel Distribuição Debentures, as applicable, plus the Copel Distribuição Remuneration and all its accessories, including, but not limited to, the fees of the fiduciary agent, late payment charges and other additions, possible indemnities, any and all costs or expenses demonstrably incurred by the debenture holders and/or the fiduciary agent, including as a result of lawsuits, procedures and other judicial or extrajudicial measures necessary to safeguard the rights and interests related to Copel Distribuição Debentures, Copel Distribuição Guarantee and the execution of Copel Distribuição Guarantee, whether on the payment date or as a result of early maturity or early redemption of the debentures, under the terms to be provided for in the Copel Distribuição Deed of Issue ("Copel Distribuição Guaranteed Obligations" and "Copel Distribuição Guaranty", respectively); ii. to approve the provision of a fidejussory guarantee, in the form of a surety bond, under the terms of articles 818 et seq. of the Civil Code, as joint and several debtor and principal payer of all obligations, principal and accessory, present and future, arising from the Copel Transmissão Debentures, including any

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

amounts due under the terms to be provided for in the Copel Transmissão Deed of Issue, which includes the payment of the nominal unit value of the Copel Transmissão Debentures or the balance of the nominal unit value of the Copel Transmissão Debentures, as applicable, plus the Copel Transmissão Remuneration and all its accessories, including, but not limited to, the fiduciary agent's fees, late payment charges and other additions, any indemnities, any and all costs or expenses demonstrably incurred by the debenture holders and/or the fiduciary agent, including as a result of lawsuits, procedures and other judicial or extrajudicial measures necessary to safeguard the rights and interests related to Copel Transmissão Debentures, Copel Transmissão Guarantee and the execution of Copel Transmissão Guarantee, either on the payment date or as a result of early maturity or early redemption of the debentures, under the terms to be provided for in the Copel Transmissão Deed of Issue ((i) "Copel Transmissão Guaranteed Obligations" and, when together with Copel Distribuição Guaranteed Obligations, "Guaranteed Obligations" and (ii) "Copel Transmissão Surety Bond" and, when together with Copel Distribuição Surety Bond, "Sureties", respectively); iii. authorize the members of the Company's Executive Board, or their attorneys-in-fact, subject to the conditions described in item (i) above, to execute all documents and any amendments thereto, as applicable, and to perform all acts necessary for the granting of the Guarantees within the scope of the Issues and Offers, including, but not limited to, (a) negotiating and executing the Copel Distribuição Deed of Issue, the Copel Transmissão Deed of Issuance, the Copel Distribuição Distribution Agreement, the Copel Transmissão Distribution Agreement and other instruments necessary to carry out the Issues and the Offers, and may also enter into any amendments to the Copel Distribuição Deed of Issue and the Copel Transmissão Deed of Issue, all in accordance with the provisions of article 59 of the Brazilian Corporate Law; and (b) to contract, if necessary, other service providers necessary for the viability of the Issues, the Offers and the Debentures, including, without limitation, the bookkeeper, the liquidating bank, the rating agency, the fiduciary agent of the Issues, the legal advisors, B3, among others; and iv. ratify all acts already carried out by the Company, represented by its officers and/or attorneys-in-fact, related to the above resolutions. -------------------------------------------------------------------------------------------------------------------

03. COPEL 2025-2027 MATERIALITY PROCESS - Mr. Vicente Loiácono Neto, Director of Governance, Risk and Compliance, accompanied by Ms. Luisa Cristina Tischer Nastari, Chief Sustainability Officer, presented the Copel 2025-2027 Materiality Process, highlighting the stages of stakeholder definition, selection of relevant topics, stakeholder consultation, analysis of the data collected, preparation of the Materiality Matrices and analysis and approval by Senior Management. He pointed out that the process resulted in the following material topics: i) Governance and Regulatory Environment; ii) Performance and Strategy; iii) Customer Relations; iv) Environmental Responsibility; v) Society and Engagement; vi) People Management, Health and Safety; vii) Business Climate and Sustainability; and viii) Innovation, Transformation and Digital Security. Finally, he stated that the details of the process are described in the Copel 2025-2027 Materiality Process Report. The members of the Sustainable Development Committee were then heard, and noted that they had analyzed the matter at their 54th Meeting, on December 08, 2025, and recommended that this Board approve it. After examining the matter, providing any clarifications deemed necessary, considering the favorable recommendation of the Board of Directors, issued at its 2653rd Meeting, on December 05, 2025, as well as the Sustainable Development Committee, as recorded above, the Board of Directors unanimously decided to approve the

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

result of Copel's Materiality Process for the 2025-2027 cycle, as recorded in the documentation made available, which is kept by the Department of Secretariat. ------------------

04. AMENDMENT OF CORPORATE POLICIES: EXTINCTION OF POLICY - Mr. Vicente Loiácono Neto, Director of Governance, Risk and Compliance, accompanied by Mr. Adilson Dvulathca, Chief Governance and Secretariat Officer, presented a proposal to extinguish the current Procurement Regulations of Companhia Paranaense de Energia - REG 080 and the Procurement Policy - NPC 0201, due to the creation of the New Procurement and Logistics Regulations. Next, the members of the Sustainable Development Committee were heard, who noted that they had analyzed the matter at their 54th Meeting, on December 08, 2025, and recommended that this Board approve it. After examining the matter, providing any clarifications deemed necessary, considering the favorable recommendation of the Board of Directors, issued at its 2653rd Meeting, on December 05, 2025, as well as of the Sustainable Development Committee, as recorded above, the Board of Directors unanimously decided to approve the extinction of the Procurement Policy and the Procurement Regulations, as recorded in the documentation provided, which is kept by the Department of Secretariat. -------------------------------------------------

The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law.

Attendance: MARCEL MARTINS MALCZEWSKI (Chairman); AUGUSTO CEZAR TAVARES BAIÃO; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and KARINE SATIE YOSHIOKA (Secretary).

KARINE SATIE YOSHIOKA

Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 19, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.